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EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(IN THOUSANDS, EXCEPT RATIO DATA)

		Fiscal Year Ended December 31,
	Nine Months Ended September 30, 2007
		2006	2005	2004	2003	2002
Loss before benefit for income taxes	$(7,940)	$(12,915)	$(14,520)	$(18,523)	$(28,340)	$(29,883)
Add: fixed charges	144	189	233	290	174	70

Income before taxes and fixed charges	(7,796)	(12,726)	(14,297)	(18,233)	(28,166)	(29,813)
Fixed charges:
Estimated interest component of rental expense	144	189	223	290	174	70

Ratio of earnings before taxes and fixed charges to fixed charges	(1)	(1)	(1)	(1)	(1)	(1)

(1)
During each of these periods, our earnings were less than our fixed charges. The amount of such deficiency was approximately $7.9 million for the nine months ended September 30, 2007, and $12.9 million, $14.5 million, $18.5 million, $28.3 million and $29.9 million for fiscal years 2006, 2005, 2004, 2003 and 2002, respectively.

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  EXHIBIT 12.1